CNH Capital LLC

5729 Washington Avenue

Racine, Wisconsin 53406

September 28, 2012

Todd K. Schiffman,

Assistant Director,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	CNH Capital LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed August 28, 2012
File No. 333-182411

Dear Mr. Schiffman,

On behalf of CNH Capital LLC (the “Company”), we have set forth below the Company’s responses to the comments contained in the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2012, relating to Amendment No. 1, filed by the Company on August 28, 2012, to the Company’s registration statement on Form S-4 (File No. 333-182411) (the “Registration Statement”).  The Company is concurrently filing via EDGAR Amendment No. 2 (the “Amendment”) to the Registration Statement.  The Amendment reflects the Company’s responses to the Staff’s comments as well as certain conforming changes resulting therefrom.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Amendment.  Except as otherwise noted in this response letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for the information.

General

1.                                      We note your response to comment 4. Please provide us with your legal analysis on which you based your claim that you qualify as an “emerging growth company,” as defined in Section 101(a)(19)(C) of the Jumpstart Our Business Startups Act. Include analysis of the basis for your claim that “it is appropriate not to take into account for purposes of the $1 billion test, non-convertible debt securities issued by any of its subsidiaries.”

Response – The Company believes that it qualifies as an “emerging growth company” as that term is defined under Section 101(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”), since it had total annual gross revenues of approximately $831 million, which was less than the $1 billion maximum annual gross revenues set forth in such definition, during 2011 (its most recently completed fiscal year) and its emerging growth company status has not expired under the JOBS Act.

Under the JOBS Act, an emerging growth company retains that status until the earliest to occur of the disqualifying conditions specified in Sections 2(a)(19)(A) through (D) of the Securities Act of 1933, as amended (the “Securities Act”).

•                  Section 2(a)(19)(A)

As the Company has not yet experienced a fiscal year subsequent to 2011 during which the Company had total annual gross revenues of $1 billion or more, the disqualifying condition in Section 2(a)(19)(A) of the Securities Act has not yet been triggered.

•                  Section 2(a)(19)(B)

As the Company has not sold its common equity securities pursuant to an effective registration statement under the Securities Act, the disqualifying condition in Section 2(a)(19)(B) of the Securities Act has not yet been triggered.

•                  Section 2(a)(19)(C)

With respect to the disqualifying condition in Section 2(a)(19)(C) of the Securities Act, the Company has not issued, as of any date since it attained emerging growth company status, more than $1 billion in non-convertible debt securities, whether in a registered offering or otherwise, during any rolling 3-year period prior to such date.  The Company issued no non-convertible debt securities during such period other than $500 million of its 6.250% Notes due 2016 issued in November 2011, which constitute the “old notes” referred to in the Registration Statement.  In this connection, the Company notes that the Staff has stated, in Question 18 of the Frequently Asked Questions of General Applicability on Title I of the JOBS Act (May 3, 2012), that the Staff will not object if an emerging growth company does not count debt securities issued in an A/B exchange offer, such as the one contemplated by the Registration Statement.

In calculating the amount of such non-convertible debt securities issued, the Company did not include debt securities issued by its subsidiaries (in particular, debt securities issued by its securitization vehicles), as the Company believes it appropriate not to take into account, for purposes of the $1 billion test, non-convertible debt securities issued by its subsidiaries in light of both the statutory text and the legislative history of the JOBS Act.

First, Section 2(a)(19)(C) of the Securities Act refers to the non-convertible debt of “such issuer.” “Issuer” is defined under Section 2(a)(4) of the Securities Act as a “person who issues or proposes to issue any security.”  Neither that definition nor the use of the term “issuer” elsewhere in the Securities Act and related rules (e.g., in the definitions of “foreign issuer,” “ineligible issuer” or “well-known seasoned issuer” in Rule 405 under the Securities Act) refers to an entity, together with its subsidiaries, on a consolidated basis, which we believe supports the position that “such issuer” should be limited to the legal entity that is the emerging growth company itself.

Second, with respect to the legislative history of the JOBS Act, the Company respectfully directs the Staff to the report, dated October 20, 2011, presented by the IPO Task Force to the U.S. Department of the Treasury (the “Report”), which identified regulatory and compliance issues facing companies preparing to go public and which proposed a regulatory “on-ramp” for what the Report termed “emerging growth companies.”  See IPO Task Force, Rebuilding the IPO On-Ramp: Putting Emerging Companies and the Job Market Back on the Road to Growth (2011) (a copy of which is being supplementally provided with this letter).  Many of the Report’s proposals and terminologies were subsequently incorporated into the JOBS Act.  In the Report, the IPO Task Force recommended using the attainment of well-known seasoned issuer (“WKSI”) status as a reference point for terminating emerging growth company status (“[w]e recommend that companies with total annual gross revenue of less than $1 billion at IPO registration, and that are not recognized by the SEC as ‘well-known seasoned issuers’ be given up to five years from the date of their IPOs to scale up to compliance”).  See Pages 17 and 20 of the Report.  In the final legislative text, the JOBS Act used the attainment of “large accelerated filer” status, rather than WKSI status, as a reference point for terminating emerging growth company status.  However, the $1 billion debt issuance test (a concept similar to the one in the WKSI definition as discussed below) was nevertheless incorporated into the JOBS Act through an amendment from Rep. Jackson Lee.  See 158 Cong. Rec. H1234-01, H1252 (2012).  Nothing in the legislative history of which we are aware indicates that the $1 billion debt issuance test that was specifically included in the JOBS Act was intended to have a mechanism of calculation that substantively differs from that for the $1 billion issuance test implicitly included in the Report through its references to WKSI status.

Pursuant to Rule 405 under the Securities Act, an issuer may attain WKSI status if it has, among other requirements, “issued in the last three years at least $1 billion aggregate principal amount of non-convertible securities.”  As to the WKSI status of a parent issuer, the definition provides that “for purposes of calculating the aggregate principal amount of outstanding non-convertible securities…the parent issuer may include the aggregate principal amount of non-convertible securities, other than common equity, of its majority-owned subsidiaries issued in registered primary offerings for cash, not exchange, that it has fully and unconditionally guaranteed” (emphasis added).  The Staff’s comments to the same effect were included in the Commission’s July 2005 adopting release relating to the securities offering reform rules.  As such, for purposes of the $1 billion issuance test under the WKSI definition, a parent issuer would not include in the calculation non-convertible securities issued by its subsidiaries absent full and unconditional parent guarantees of these securities.  The Company believes that, in view of the legislative history discussed above, a similar approach applies to the $1 billion debt issuance test under Section 2(a)(19)(C) of the Securities Act.

Based on both the statutory text and the legislative history of the JOBS Act, the Company believes it appropriate not to take into account, for purposes of the $1 billion debt issuance test under Section 2(a)(19)(C) of the Securities Act, non-convertible debt securities issued by its subsidiaries (such as debt securities issued by the Company’s securitization vehicles, none of which were guaranteed by the Company).  As a result, the Company believes that Section 2(a)(19)(C) of the Securities Act has not yet been triggered.

•                  Section 2(a)(19)(D)

The Company is not a “large accelerated filer” as it has not been subject to the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and it is a wholly-owned subsidiary of CNH Global N.V.  Thus, Section 2(a)(19)(D) of the Securities Act has not yet been triggered.

Based on the above, the Company believes that it qualifies as an emerging growth company under the JOBS Act.  The Company notes that it has not taken advantage of any of the reduced reporting burdens available to an emerging growth company under the JOBS Act in the Registration Statement.

Summary, Our Business, page 1

2.                                      We note your response to comment 6. Please revise this section as follows:

•                            revise the first paragraph to disclose what other businesses are you engage in beyond your “primary business;

•                            revise the first paragraph to disclose the “advantageous . . .other terms” you offer;

•                            revise the first paragraph to disclose the aggregate percentage of your assets held by those subsidiaries that are not guaranteeing this debt; and

•                            noting that you are owned by CNH Global, which manufactures the equipment, revise the second paragraph to disclose whether you are required by CNH Global to lend to all of its dealers and retail customers and disclose the percentage of CNH dealers in North America to whom you do not extend credit and the percentage of retail customers to whom you have refused credit in the past fiscal year.

Response – The referenced disclosures on pages 1 and 2 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.  Conforming changes with respect to “advantageous…other terms” have also been made to the disclosures on pages 22, 58 and 62 of the prospectus contained in the Amendment.

The Company respectfully advises the Staff that CNH Capital underwrites new CNH dealer applicants at the time of application submission and underwrites existing dealers on an annual basis.  Given the established nature of the CNH dealer network, CNH Capital processes a relatively small number of new dealer applications every year.  As a result, acceptance/rejection percentages for new dealer applicants would be less useful to investors, compared to the retail percentages that appear on page 2 of the Amendment.  All existing dealers use CNH Capital financing to take advantage of the interest-free period offered on newly floorplanned equipment.  Outside of the interest-free period, CNH dealers utilize both CNH Capital financing and third party financing to meet their floorplan financing needs.  As part of the annual review process, and in response to dealer requests, CNH Capital adjusts credit limits for existing CNH dealers as the individual dealer’s financial needs and situation warrant.

3.                                      We note your response to comment 7. Please revise the section entitled “Relationship with CNH,” on page 2, as follows:

•                            as we requested, clarify that you are dependent upon CNH for all of your business;

•                            revise the fourth paragraph to disclose whether there are other financing sources for CNH end use customers and dealers that have relationships with CNH or Fiat; and

•                            revise the sixth paragraph to disclose the dollar amount of your debt to Fiat, CNH or any affiliates.

Response – The referenced disclosures on page 3 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

Business, Competition and Competitive Strengths, page 61

4.                                      As we requested in comment 24, please revise this section to describe the “advantageous interest rates or other terms” including the range of rates your offered in your last fiscal year and the nature of the other terms compared to market rates and terms. Provide full detail of the full range of products and services and terms on pages 56-57 in the section entitled “Business Strategy.” Describe your “interest waiver program.”

Response – The referenced disclosures on page 62 of the prospectus contained in the Amendment have been revised in response to the Staff’s comment.

The Company believes that these additional disclosures, in combination with existing disclosures in the prospectus, will enable investors to better understand the nature and scope of the support that CNH Capital receives from CNH North America.  The Company supplementally advises the Staff that, like many other companies in the industry, CNH Capital offers a wide range of different rates and terms at any given time based on many factors, including the credit quality of the customer, the type of equipment financed and the geographical location of the customer.  These rates and terms fluctuate on an ongoing basis depending on CNH Capital’s cost of funds and business strategy, general market conditions and other factors.  Due to the support provided by CNH North America, CNH Capital is able to offer better rates and terms to potential customers than it would have been able to offer without such support and, with respect to some credit classes, equipment types and locations at a given time, what CNH Capital believes to be better rates and terms than those offered to such customers by third-party sources at that time.  However, CNH Capital does not claim to have the best rates and terms for all credit classes, equipment types and locations at all times.  For the same reason, the rates and terms offered by CNH Capital vary significantly depending on credit classes, equipment types and locations.  For example, in 2011 CNH Capital originated retail financing contracts with interest rates between 0% and 20%.  As a result of the highly borrower-specific nature of financing, the Company does not believe that disclosing such a range would provide meaningful information to investors.

The Company respectfully advises the Staff that detailed disclosures about the full range of products and services offered by CNH Capital are provided under “Business — Products and Operations.”  In response to the Staff’s comment, the Company has added a cross-reference on page 58 of the prospectus to such disclosures.

Consolidated Statements of Income, page F-4

5.                                      We note your response to comments 20 and 21 and the additional disclosures added within MD&A for the respective periods presented. Please revise the consolidated statement of income for both the audited and interim periods presented to separately disclose the compensation received from CNH North America which is included within both “Interest income on retail and other receivables and finance leases” and “Rental income on operating leases” in accordance with Rule 4-08(k) of Regulation S-X.

Response – In response to the Staff’s comment, the Company has revised its statements of income on pages F-4 and F-60 of the prospectus contained in the Amendment, in accordance with Rule 4-08(k) of Regulation S-X, by removing the compensation received from CNH North America from both “Interest income on retail and other notes and finance leases” and “Rental income on operating leases” and reclassifying them to “Interest and other income from affiliates.”  Conforming changes have also been made to the disclosures on pages 18, 36, 40, 41, 44, 47, 84, F-12, F-46, F-47, F-49, F-52, F-55, F-87, F-89, F-90, F-93 and F-94 of the prospectus contained in the Amendment.

*              *              *

The Company plans to request the acceleration of the effectiveness of the Registration Statement as soon as practicable and would very much appreciate the Staff’s prompt review of the foregoing responses and the Amendment.  If you have any questions regarding the foregoing responses or the Amendment, please contact the undersigned at (262) 636-6011 or John L. Savva of Sullivan & Cromwell LLP at (650) 461-5610.

Very truly yours,

/s/ Robert S. Kirby

Robert S. Kirby
General Counsel and Secretary

cc:	Jonathan Gottlieb
Marc Thomas
(Securities and Exchange Commission)

John L. Savva
(Sullivan & Cromwell LLP)